Exhibit 99.2

10 AUGUST 2006

INTERIM RESULTS TO 30 JUNE 2006

Strong Half Year

•	Core Group(1) net written premiums of £2.8bn up 2% on 2005
•	Combined operating ratio (COR) of 91.7% – 1.1 points better than 2005
•	Operating result(2) of £409m up 24% on 2005
•	Profit before disposals and pension scheme changes(2) increased by 41% to £333m
•	Profit after tax(2) of £238m up 22% on 2005
•	Shareholders’ funds increased by 6% to £2.9bn

Delivery Against Strategic Objectives

•	Strong performance from all Core businesses
•	Building top line momentum – new business across Core Group up 21% on H1 2005
•	Achieved target of £270m expense savings ahead of schedule
•	Initiatives underway to deliver an additional £130m of annualised savings by mid 2008
•	US derisking continues – insurance result of £6m and moved to single regulator

	6 Months 2006	6 Months 2005	Movement

Core Group(1)
Net written premiums	£2,833m	£2,786m	+2%
Underwriting result	£171m	£131m	+31%
Combined operating ratio	91.7%	92.8%	+1.1pts
Total Group
Operating result(2)	£409m	£329m	+24%
Profit before disposals and pension scheme changes(2)	£333m	£236m	+41%
Profit after tax(2)	£238m	£195m	+22%

	30 June 2006	31 December 2005

Balance Sheet
Shareholders’ funds	£2,920m	£2,743m	+6%
Net asset value per share (post IAS 19)	95p	90p	+6%
Net asset value per share (pre IAS 19)	99p	103p	–4%
Interim dividend per ordinary share	1.75p	1.69p	+3.6%

Andy Haste, Group CEO of Royal & Sun Alliance Insurance Group plc, commented:

“We’re building good momentum across the Core Group with targeted profitable growth in selected markets. We have delivered another strong result and have now achieved ten consecutive quarters of combineds that start with a nine. We remain confident of delivering sustainable profitable performance. As it stands today we expect to come inside our full year guidance of a COR of around 95% for the Core Group.”

Issued by Royal & Sun Alliance Insurance Group plc  9th Floor  One Plantation Place  30 Fenchurch Street  London EC3M 3BD
Telephone +44 (0)20 7111 7136  Facsimile +44 (0)20 7111 7451

For further information:
Analysts	Press
Helen Pickford	Phil Wilson-Brown
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047
Mobile: +44 (0) 7834 005589	Mobile: +44 (0) 7834 005605

Andrew Wigg	Simon Moyse (Finsbury)
Tel: +44 (0) 20 7111 7138	Tel: +44 (0) 20 7251 3801
Mobile: +44 (0) 7834 944129	Mobile: +44 (0) 7810 505473

Important Disclaimer

This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, premium projections, and general industry outlook (including trends in results, prices, volumes, operations, margins, overall market conditions, risk management and exchange rates) based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘aim’, ‘anticipate’, ‘believe’, ‘continue’, ‘could’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘plan’, ‘seek’, ‘should’ or ‘will’ or the negative of these terms or similar expressions. The specific forward-looking statements cover, among other matters, our strategy and operational objectives; financial results; sustainability of earnings and profitable growth; restructuring plans; our expense savings; payment of future dividends; losses related to the US financial enhancement products; reduction in the Group’s US exposures; capital and solvency requirements in the UK; regulatory position in the US; effect of litigation on the Company’s financial position; projections of losses resulting from catastrophic storms; projection of combined ratios for 2006; delays in claims notifications for asbestos and environmental claims and adverse claims development on long tail business and court judgments. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and the Company’s plans and objectives, to differ materially from those expressed or implied in the forward-looking statements. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; political and social conditions; the frequency, severity and development of insured loss events, including catastrophes and man made disasters; the availability and pricing of, and ability to collect on, reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest and inflation rates; returns on and fluctuations in the value of the Company’s investment portfolios; corporate bankruptcies; fluctuations in foreign currency exchange rates; the ability of our subsidiaries to pay dividends; a downgrade in the Company’s financial strength or claims paying or other credit ratings; adverse changes in laws and regulations; adverse outcomes in judicial decisions and rulings and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the US Securities and Exchange Commission and the UK Listing Authority. The Company undertakes no obligation to update or revise any of the forward-looking statements publicly, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable law or regulation.

(1)	The Core Group is defined as the UK, International, Scandinavia and Group Re.
(2)	For a reconciliation of operating result and profit before disposals and pension scheme changes on a management basis to profit after tax see page 8.

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CEO REVIEW

In the first half of 2006 we have delivered another strong result. Net written premiums for the Core Group are £2.8bn, an increase of 2% on the first half of 2005. The Core Group underwriting result of £171m is a £40m improvement over H1 2005 reflecting our disciplined approach to underwriting and claims along with favourable weather. The combined operating ratio (COR) is 91.7%, 1.1 points better than the same period last year (H1 2005: 92.8%). The Core Group investment result of £293m is 2% higher than H1 2005 and includes investment income of £262m up 7% on H1 2005 and gains of £52m (H1 2005: £58m). The US business has delivered an insurance result of £6m compared with a loss of £24m in the first half of 2005.

The operating result for the Group of £409m is up 24% over 2005 reflecting the improvement in both the Core Group underwriting result and the US insurance result. Profit before disposals of £333m is a 41% improvement over the prior period while profit after tax of £238m is better by 22%.

Business Performance

Set out below are the combined operating ratios of our Core businesses:

	6 Months 2006%	6 Months 2005%	Movement Points

UK Personal	89.5	96.0	6.5
UK Commercial	92.4	90.8	(1.6)

UK Total	91.5	92.5	1.0
International	93.4	94.8	1.4
Scandinavia	90.8	91.3	0.5

Core Group	91.7	92.8	1.1

Core Group

Net written premiums of £2.8bn are £47m higher than H1 2005 reflecting the strength of our diversified portfolio. The UK is still our most competitive market and we remain committed to underwriting discipline and maintaining technical price. While focused on driving strong retention, we are building good momentum across the UK business. MORE THAN sales have increased by 17% over H1 2005 and UK Commercial second quarter new business is up 65% on Q1 through growth in target segments and the initial benefits of new deals signed in the first six months of 2006. In the year to date the UK has signed new deals worth around £225m of annualised premium.

International continues to achieve double digit growth with a 17% rise in premiums driven by strong increases in Latin America, Canada and favourable exchange movements. Premiums in Latin America grew by 47% and in Canada by 25% through both organic growth and the contribution of acquisitions. In Ireland we announced last week the acquisition of EGI Holdings Limited, which is expected to add approximately £20m of premium in 2007. In Scandinavia underlying growth of 6% has been driven by premium increases in Danish Commercial, growth across all Personal distribution channels and continued expansion in Lithuania and Latvia. We have substantially completed the purchase of the minority interests in our Lithuanian and Latvian businesses that we announced in June.

Our key objective is to deliver sustainable profitable performance and each of our Core regions have now achieved ten consecutive quarters of combineds that start with a nine. The Core Group has delivered an 11% improvement in the insurance result to £464m primarily reflecting the benefit of the actions we have taken in underwriting, claims and expenses and favourable weather. At the Investor Day in June we announced the achievement of the £270m expense target ahead of schedule and identified a further £130m of annualised expense savings to be delivered by mid 2008. The initiatives to deliver these additional savings are gathering pace and at the half year we have realised a net benefit of £5m from this programme.

US

We continue to make progress in derisking the US. We have achieved an insurance result of £6m (H1 2005: loss of £24m) and our expectation remains that on a business as usual basis the US insurance result will be broadly breakeven in 2006.

The actions we have taken over the last three years have significantly reduced our exposure. In the US we have now moved to a single regulator and our four remaining insurance entities are now domiciled in Delaware. This is an important step and we remain in constructive dialogue with the regulator about the restructuring and our plans. Our objective remains to bring certainty and finality to our US exposure and the execution of this is complex, will take time and will not be a totally smooth ride.

Dividend

In line with our stated policy of maintaining the dividend in real terms we are announcing a 3.6% increase in the interim dividend to 1.75p (H1 2005: 1.69p).

Summary

It has been a good first half with a strong result from the Core Group and further progress in the US. We continue to deliver against our strategic objectives and are building good momentum for the future. As it stands today we expect to come inside our 2006 full year guidance of a combined operating ratio of around 95% for the Core Group.

Andy Haste, Group CEO, Royal & Sun Alliance Insurance Group plc

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OPERATIONS REVIEW

The table below presents the key financials analysed between the Core Group (UK, International and Scandinavia) and the US operation.

	Core Group		US		Group

	6 Months 2006	6 Months 2005	6 Months 2006	6 Months 2005	6 Months 2006	6 Months 2005

Insurance result (£m)	464	417	6	(24)	470	393
Operating result (£m)	416	363	(7)	(34)	409	329
Profit/(loss) after tax (£m)	255	249	(17)	(54)	238	195
Shareholders’ funds (£bn)	2.6	2.0	0.3	0.4	2.9	2.4
Operating EPS (pence)	8.2	6.5	—	—	—	—
Basic EPS (pence)	—	—	—	—	7.4	5.6

CORE GROUP

The Core Group insurance result of £464m was up 11% on 2005 and reflects improvements in both the underwriting performance and the investment result. The underwriting result was £171m (H1 2005: £131m) and comprised £104m for the current year and £67m for the prior year. This result reflects the benefit of the actions we are taking on underwriting and claims along with favourable weather of £52m, partially offset by rating and claims inflation.

- UK

The UK produced a strong performance with an underwriting result of £95m, an improvement of 20% on last year and a 1.0 point improvement in the combined operating ratio to 91.5%. The UK market remains competitive; in Personal we have achieved low single digit rating increases and in Commercial rates are off about 3%. Retention continues to be strong and we are building momentum with the pipeline of new deals coming on line. Net written premiums were £1.3bn compared with £1.4bn in 2005 and in the second quarter were up 12% on the first three months of the year.

Commercial

In Commercial net written premiums were £854m (H1 2005: £931m). We have seen a similar rating environment to that of the first quarter. We are committed to maintaining our underwriting discipline and driving strong retention. In our target segments we are building momentum. New business premiums in the six months were up 17% on H1 2005 to £139m with the second quarter sales in 2006 65% higher than the first quarter of the year. We have increased policy numbers in Risk Solutions, Profin and Marine.

UK Commercial delivered a COR of 92.4% and an underwriting result of £57m compared with £65m in 2005. This reflects our commitment to underwriting discipline, claims management and the impact of favourable weather offset by large claims, particularly in property.

Commercial property delivered a COR of 91.7% and motor a COR of 90.2%. Commercial casualty achieved a COR of 89.7%, 8.9 points better than H1 2005 through our improved risk selection and favourable claims experience. The Commercial ‘other’ segment includes our profitable marine business, which delivered a COR of 91.4%, and our discontinued business.

Personal

Net written premiums for UK Personal were £427m (H1 2005: £430m). The underwriting result of £38m was £24m higher than last year and the COR of 89.5% was 6.5 points better than 2005. This primarily reflects a strong household result with a COR of 77.4% driven by claims management actions and favourable weather. In addition the Personal result includes a £10m one off commutation benefit.

MORE TH>N achieved a COR of 86.3%, 8.6 points better than 2005 reflecting the strong household result. The expense ratio was 23.6% compared with 25.1% in H1 2005. New business sales were 17% higher than 2005 and the web now accounts for 60% of sales. In the Intermediated business the COR was 93.4% and we have signed 9 deals including Sesame.

- International

International net written premiums of £734m were up 17% on 2005 primarily reflecting strong growth in Canada, Latin America and favourable exchange movements. The underwriting profit of £47m was up 47% on the same period last year and the COR improved by 1.4 points to 93.4%. All regions delivered sub 100 combineds demonstrating our focus on sustainable profitable growth.

Canadian net written premiums were £324m, an increase of 25% on 2005. This reflects strong growth in both personal and commercial and a favourable exchange rate movement. The Canadian COR of 91.3% improved by 3 points and the underwriting result improved by 73% to £26m reflecting the benefits of our disciplined approach to risk selection, claims

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actions and favourable claims experience. During the quarter we made 12 new broker appointments, Johnson added a further 44,000 potential customers through its focus on sponsor groups and completed the acquisition of Shillington.

In Latin America, net written premiums were £159m, up 47% on last year. This reflects organic growth in Chile, Argentina, Brazil and Colombia and the benefit of our acquisitions, Cruz del Sur in Chile and La Republica in Argentina. The underwriting result of £2m and the combined operating ratio of 99.5% are after integration costs associated with these acquisitions.

In Europe net written premiums were £194m (H1 2005: £200m) and the COR improved by 2.5 points to 95.6%. Last week, we announced the acquisition of EGI Holdings Limited in Ireland which is expected to add around £20m of net written premiums in 2007. Our Asia and Middle East business delivered another excellent performance and achieved a COR of 79.9%.

- Scandinavia

In Scandinavia net written premiums were £817m (H1 2005: £790m). Underlying growth after excluding the impact of foreign exchange and the move to net pricing in Sweden was 6%. This reflects growth in Danish Commercial, Scandinavian Personal and the Baltics. The underwriting result of £39m was up 15% on 2005 and the COR improved by 0.5 points to 90.8% reflecting the benefits of our disciplined approach to underwriting and favourable weather.

Commercial net written premiums were £414m (H1 2005: £410m) reflecting growth in Denmark, Lithuania and Latvia. The COR improved by 0.9 points to 83.5%. In Denmark net written premiums increased marginally reflecting improved retention. In Sweden net written premiums were £178m and the COR improved by 6.1 points to 74.0% reflecting favourable claims and weather experience.

In Personal net written premiums of £403m were up 6% on 2005, with strong growth across all distribution channels. The underwriting result was £4m (H1 2005: £2m) and the COR was 97.3%. In Denmark the combined improved by 13.7 points to 79.4% reflecting the benefits of our disciplined risk selection and claims. In Sweden the COR of 104.8% was after strengthening personal accident reserves. Affinity sales in Sweden were up by around 250% on 2005 driven by our car dealership proposition.

In Lithuania and Latvia we are consolidating our number one position. Net written premiums were £54m, up 32% on 2005 and the combined ratio was 97.0% (H1 2005: 97.4%). In June we announced the purchase of the minority interests of these businesses and this is now substantially complete.

- US

We continue to make further progress in reducing exposure and infrastructure. The insurance result was £6m compared with a £24m loss in 2005. On a business as usual basis we continue to expect the US insurance result to be broadly breakeven in 2006. In the first six months we have reduced open claims by 20%, headcount by 20% to 692 employees and expenses by 12%.

We have moved to a single regulatory structure and the four remaining insurance entities are now domiciled in Delaware. Our overall exposure to the US business is reducing, but the risk has not been removed in its entirety as we continue to work to resolve the challenges remaining in the US.

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Investment Result

The investment result of £342m was up £7m on the same period in 2005. The Core Group investment result of £293m was 2% higher than 2005. The US investment result of £49m was in line with the same period last year. Within the Core Group, investment income of £262m was 7% higher than prior year due to a £0.5bn increase in the size of the average portfolio and a 14 basis point improvement in the yield to 4.1%. This increase in yield primarily reflects the gain arising from the Resolution plc transaction in the first quarter of the year. In the US, a 79 basis point increase in yield to 4.7% was offset by a £0.5bn reduction in the average portfolio as we continue to realise investments to settle claims.

Total gains in the Core Group of £52m (H1 2005: £58m) include a number of one off items, principally the Rightmove IPO and the sale and leaseback of our Liverpool office. Gains in the US of £4m (2005 H1: £3m) include the sale of our head office. We anticipate that the gains for the total Group will not continue at this overall level and for the full year expect them to be around £80m. The unwind of discount of £21m was up £5m on last year (H1 2005: £16m) reflecting a change in the discount rate used for Scandinavian annuities. The fixed interest portfolio continues to be concentrated on high quality short dated bonds. At the end of June, holdings of bonds rated AA or above stood at 79% of total bond exposure, while holdings in non investment grade bonds represented less than 1%.

As at 30 June 2006 unrealised gains in the balance sheet were £380m (31 December 2005: £541m). The reduction primarily reflects the impact of an increase in bond yields partially offset by a favourable movement in equities.

	6 Months 2006			6 Months 2005

	Core £m	US £m	Total £m	Core £m	US £m	Total £m

Bonds	193	51	244	166	51	217
Equities	29	2	31	29	2	31
Cash and cash equivalents	29	3	32	32	3	35
Land and buildings	5	—	5	7	—	7
Other	6	(1)	5	10	—	10

Investment income	262	55	317	244	56	300

Realised gains	33	4	37	64	3	67
Unrealised gains/(losses), impairments and foreign exchange	19	—	19	(6)	—	(6)
Unwind of discount	(21)	(10)	(31)	(16)	(10)	(26)

Investment result	293	49	342	286	49	335

Other Activities Result

The analysis of the other activities result is as follows:

	6 Months 2006 £m	6 Months 2005 £m	Movement

Central expenses	(34)	(41)	17%
Investment expenses and charges	(25)	(25)	—
Non insurance activities	(4)	—	—
Non insurance derivatives	1	—	—
Associates	1	2	50%

Other activities	(61)	(64)	5%

The result from other activities for the first six months was a charge of £61m (H1 2005: £64m). Central expenses of £34m are 17% lower than prior year and include costs associated with regulatory and other projects of £6m (H1 2005: £8m).

Regulatory Capital Position

The regulatory capital position of the Group under the Insurance Groups Directive (IGD) is set out below:

	30 June 2006 Requirement £bn	30 June 2006 Surplus £bn	31 December 2005 Surplus £bn

Insurance Groups Directive	1.5	1.4	1.0

The improvement in the Insurance Groups Directive surplus from £1.0bn at 31 December 2005 to £1.4bn at 30 June 2006 is mainly attributable to the favourable result for the period and the completion of the Yankee Bond exchange and tender

Press Release	6

offer during the second quarter. We successfully exchanged $426m of the $500m of outstanding Yankee Bonds and issued £78m of new debt. The coverage over our IGD requirement has increased from 1.6 times at the year end to 1.9 times as at 30 June 2006.

Core Group COR

The combined operating ratio represents the sum of expense and commission costs expressed in relation to net written premiums and claim costs expressed in relation to net earned premiums. The calculation of the Core Group COR of 91.7% was based on net written premiums of £2,833m and net earned premiums of £2,625m.

Net Asset Value per Share

The net asset value per share at 30 June 2006 post IAS 19 was 95p and pre IAS 19 was 99p (31 March 2006: post IAS 19 was 98p and pre IAS 19 was 102p). At 4 August 2006 the net asset value per share post IAS 19 was estimated at 97p and pre IAS 19 was estimated at 100p.

The pre IAS 19 net asset value per share for 30 June 2006 was based on total shareholders’ funds of £2,920m, with adjustments of £100m for the pension deficit and £125m for preference shares; and shares in issue at the period end of 2,937,226,549 (excludes those held in the ESOP trusts).

Operating EPS for Core Group

The Core Group operating earnings per share for the six months ended 30 June 2006 was 8.2p compared with 6.5p at 30 June 2005. Operating earnings per share for the six months to 30 June 2006 was calculated on the Core Group operating result after interest, minority interests, preference dividends, and related tax of £239m; and the weighted average number of shares for the period of 2,915,984,327 (excludes those held in ESOP trusts).

Rating Movements

Rate movements achieved for risks renewing in June 2006 versus comparable risks renewing in June 2005 were as follows:

	Personal		Commercial

	Motor %	Household %	Motor %	Liability %	Property %

UK	4	6	(2)	(7)	(3)
Scandinavia	4	6	(1)	5	—
Canada	(1)	1	(5)	(5)	(6)

Dividend

The directors have declared an interim ordinary dividend of 1.75p per share. The interim dividend will be payable on 30 November 2006 to shareholders on the register at the close of business on 18 August 2006. Shareholders will be offered a SCRIP dividend alternative. SCRIP dividend mandates need to be received by Lloyds TSB Registrars before 1 November 2006. The second preference share dividend for 2006 will be payable on 2 October 2006 to holders of such shares on the register at the close of business on 1 September 2006.

FURTHER INFORMATION

The full text of the above is available to the public at 1 Leadenhall Street, London EC3V 1PP. The text is also available on line at www.royalsunalliance.com. A live audiocast of the analyst presentation, including the question and answer session, will be broadcast on the website at 9.30am today and an indexed version will be available by the end of the day. Copies of the slides to be presented at the analyst meeting will be available on the site from 8.30am today.

The nine months 2006 results will be announced on 9 November 2006.

MANAGEMENT BASIS OF REPORTING

The following analysis on pages 8 to 15 has been prepared on a non statutory basis as management believe that this is the most appropriate method of assessing the financial performance of the Group. The estimation techniques, uncertainties and contingencies are included on pages 16 to 20. Financial information on a statutory basis is included on pages 21 to 25.

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SUMMARY CONSOLIDATED INCOME STATEMENT

MANAGEMENT BASIS

	6 Months 2006 £m	6 Months 2005 £m	12 Months 2005 £m

Core Group net written premiums	2,833	2,786	5,300

Core Group underwriting result	171	131	263

Investment income	262	244	498
Realised gains	33	64	109
Unrealised gains/(losses), impairments and foreign exchange	19	(6)	12
Unwind of discount	(21)	(16)	(39)
Core Group investment result	293	286	580

Core Group insurance result	464	417	843
US run off insurance result	6	(24)	(29)
Other activities	(61)	(64)	(116)

Operating result	409	329	698

Interest costs	(48)	(53)	(107)
Amortisation	(9)	(8)	(17)
Reorganisation costs	(19)	(32)	(86)

Profit before disposals and pension scheme changes	333	236	488
Benefit on change in pension scheme design	—	—	180
(Loss)/profit on disposals	(4)	60	197

Profit before tax	329	296	865
Taxation	(91)	(101)	(260)

Profit after tax	238	195	605

Earnings per share attributable to the ordinary shareholders of the Company during the period:

Basic	7.4p	5.6p	18.9p
Diluted	7.3p	5.6p	18.7p

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SUMMARY CONSOLIDATED BALANCE SHEET

MANAGEMENT BASIS

	30 June 2006 £m	30 June 2005 £m	31 December 2005 £m

Assets
Goodwill and other intangible assets	479	364	450
Property and equipment	383	395	410
Investments
Investment property	451	420	435
Investment in associated undertakings	27	28	29
Equity securities	1,568	1,552	1,683
Debt and fixed income securities	10,995	11,209	11,609
Other	239	373	241
Total investments	13,280	13,582	13,997
Reinsurers’ share of insurance contract liabilities	3,617	4,371	4,406
Insurance and reinsurance debtors	2,513	2,638	2,547
Deferred acquisition costs	465	464	465
Other debtors and other assets	980	889	669
Cash and cash equivalents	1,564	1,558	1,617

Assets associated with continuing business	23,281	24,261	24,561
Assets associated with discontinued business	—	322	36

Total assets	23,281	24,583	24,597

Equity, reserves and liabilities

Equity and reserves
Shareholders’ funds	2,920	2,418	2,743
Perpetual notes	—	444	—
Minority interests	379	376	391

Total equity and reserves	3,299	3,238	3,134
Loan capital	1,127	609	1,071

Total equity, reserves and loan capital	4,426	3,847	4,205

Liabilities (excluding loan capital)
Insurance contract liabilities	16,259	17,012	17,204
Insurance and reinsurance liabilities	439	534	475
Borrowings	6	296	251
Provisions and other liabilities	2,151	2,742	2,462

	18,855	20,584	20,392
Liabilities associated with groups held for sale	—	152	—

Total liabilities (excluding loan capital)	18,855	20,736	20,392

Total equity, reserves and liabilities	23,281	24,583	24,597

These summary consolidated interim financial statements have been approved for issue by the Board of Directors on 9 August 2006.

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OTHER INFORMATION

MANAGEMENT BASIS

Movement in Net Assets

	Total Shareholders’ Funds £m	2006 Minority Interest £m	Loan Capital £m	Net Assets £m	2005 Net Assets £m

Balance at 1 January	2,743	391	1,071	4,205	3,740
Profit after tax	220	18	—	238	195
Exchange (losses)/gains	(36)	(1)	(18)	(55)	4
Fair value losses net of tax	(118)	(12)	—	(130)	68
Pension fund actuarial gains net of tax	163	—	—	163	(69)
New debt issue	—	—	74	74	—
New share issue/(buyback)	35	(7)	—	28	5
Share options	7	—	—	7	4
Ordinary dividend	(89)	(10)	—	(99)	(95)
Preference dividend	(5)	—	—	(5)	(5)

Balance at 30 June	2,920	379	1,127	4,426	3,847

Pension Fund Deficit

The table below provides a reconciliation of the Group pension fund deficit (net of tax) from 1 January 2006 to 30 June 2006.

	UK £m	Other £m	Core Group £m	US £m	Total £m

Pension fund at 1 January 2006	(211)	(28)	(239)	(131)	(370)
Market movement	152	3	155	8	163
Deficit funding	60	—	60	10	70
Other movements	31	(2)	29	8	37

Pension fund at 30 June 2006	32	(27)	5	(105)	(100)

EXCHANGE RATES

	6 Months 2006		6 Months 2005		12 Months 2005

£/local currency	Average	Closing	Average	Closing	Average	Closing

US Dollar	1.79	1.85	1.87	1.79	1.82	1.72
Canadian Dollar	2.04	2.06	2.31	2.20	2.20	2.01
Danish Kroner	10.86	10.79	10.86	11.03	10.90	10.86

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SUMMARY CONSOLIDATED INCOME STATEMENT ANALYSED BETWEEN CORE GROUP AND US OPERATION ON A MANAGEMENT BASIS

SIX MONTHS TO 30 JUNE

	Core Group	2006 US	Group	Core Group	2005 US	Group
	£m	£m	£m	£m	£m	£m

Net written premiums	2,833	(1)	2,832	2,786	80	2,866

Underwriting result	171	(43)	128	131	(73)	58
Investment income	262	55	317	244	56	300
Realised gains	33	4	37	64	3	67
Unrealised gains/(losses), impairments and foreign exchange	19	—	19	(6)	—	(6)
Unwind of discount	(21)	(10)	(31)	(16)	(10)	(26)
Investment result	293	49	342	286	49	335

Insurance result	464	6	470	417	(24)	393
Other activities	(48)	(13)	(61)	(54)	(10)	(64)

Operating result	416	(7)	409	363	(34)	329
Interest costs	(48)	—	(48)	(53)	—	(53)
Amortisation	(7)	(2)	(9)	(5)	(3)	(8)
Reorganisation costs	(14)	(5)	(19)	(16)	(16)	(32)

Profit/(loss) before disposals and pension scheme changes	347	(14)	333	289	(53)	236
(Loss)/profit on disposals	(1)	(3)	(4)	60	—	60

Profit/(loss) before tax	346	(17)	329	349	(53)	296
Taxation	(91)	—	(91)	(100)	(1)	(101)

Profit/(loss) after tax	255	(17)	238	249	(54)	195

SUMMARY CASHFLOW STATEMENT ANALYSED BETWEEN CORE GROUP AND US OPERATION

SIX MONTHS TO 30 JUNE

	Core Group	2006 US	Group	Core Group	2005 US	Total
	£m	£m	£m	£m	£m	£m

Net cashflows from operating activities	314	(352)	(38)	399	(496)	(97)
Net cashflows from financing activities	(241)	(10)	(251)	(143)	14	(129)

Net cashflows from operating activities after financing activities	73	(362)	(289)	256	(482)	(226)
Net cashflows from investing activities	(81)	347	266	(329)	268	(61)

Net decrease in cash and cash equivalents	(8)	(15)	(23)	(73)	(214)	(287)
Cash and cash equivalents at the beginning of the period	1,440	172	1,612	1,523	341	1,864
Effect of exchange rate changes on cash and cash equivalents	(17)	(12)	(29)	10	16	26

Cash and cash equivalents at the end of the period	1,415	145	1,560	1,460	143	1,603
Add: bank overdrafts	4	—	4	8	—	8
Less: discontinued operations	—	—	—	(53)	—	(53)

Cash and cash equivalents per balance sheet	1,419	145	1,564	1,415	143	1,558

The Core Group's cash and cash equivalents reduced by £8m over the half year after the repayment of our senior debt of £233m. Net cashflows from operating activities for the Core Group of £314m compares with £399m in H1 2005. The reduction reflects ongoing strong underlying cashflows primarily offset by the funding of our UK pension schemes. The reduction in the US cash and cash equivalents of £15m reflects the expected continued settlement of claims.

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REGIONAL ANALYSIS OF INSURANCE OPERATIONS FOR CORE GROUP

SIX MONTHS TO 30 JUNE

	Net Written Premiums

	2006	2005
	£m	£m

United Kingdom	1,281	1,361
International	734	629
Scandinavia	817	790
Group Re	1	6

Core Group	2,833	2,786

	Underwriting Result		Investment Result		Insurance Result

	2006	2005	2006	2005	2006	2005
	£m	£m	£m	£m	£m	£m

United Kingdom	95	79	162	159	257	238
International	47	32	72	69	119	101
Scandinavia	39	34	59	58	98	92
Group Re	(10)	(14)	—	—	(10)	(14)

Core Group	171	131	293	286	464	417

	Operating Ratios

	Claims	2006 Expenses	Combined	Claims	2005 Expenses	Combined
	%	%	%	%	%	%

United Kingdom	61.1	30.4	91.5	61.4	31.1	92.5
International	59.9	33.5	93.4	62.6	32.2	94.8
Scandinavia	74.5	16.3	90.8	74.6	16.7	91.3

Core Group	64.5	27.2	91.7	65.5	27.3	92.8

INVESTMENT RESULT BY REGION

SIX MONTHS TO 30 JUNE 2006

	UK	International	Scandinavia	Core Group
	£m	£m	£m	£m

Investment income	144	60	58	262
Realised gains	20	7	6	33
Unrealised gains/(losses), impairments and foreign exchange	9	5	5	19
Unwind of discount	(11)	—	(10)	(21)

Investment result	162	72	59	293

The investment result is reported on an actual basis for the Core Group in total. Within the Core Group, investment income is allocated to the regions based on technical reserves, working capital and the local regulatory capital requirements. Realised gains, unrealised gains and impairment losses are allocated with reference to the above amounts. The unwind of discount is attributed on an actual basis.

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UNITED KINGDOM INSURANCE OPERATIONS

SIX MONTHS TO 30 JUNE

	Net Written Premiums		Underwriting Result		Operating Ratio

	2006 £m	2005 £m	2006 £m	2005 £m	2006%	2005%

Personal
Household	193	194	42	21	77.4	92.2
Motor	217	215	(7)	(7)	102.0	101.7
Other	17	21	3	—	84.3	92.9

Total UK Personal	427	430	38	14	89.5	96.0

Commercial
Property	359	377	25	48	91.7	87.9
Casualty	146	162	19	3	89.7	98.6
Motor	260	315	19	30	90.2	84.5
Other	89	77	(6)	(16)	108.3	119.1

Total UK Commercial	854	931	57	65	92.4	90.8

Total UK	1,281	1,361	95	79	91.5	92.5

	Underwriting Result		Investment Result		Insurance Result

	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m

Personal	38	14	36	40	74	54
Commercial	57	65	126	119	183	184

Total UK	95	79	162	159	257	238

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INTERNATIONAL INSURANCE OPERATIONS

SIX MONTHS TO 30 JUNE

	Net Written Premiums		Underwriting Result		Operating Ratio

	2006 £m	2005* £m	2006 £m	2005* £m	2006%	2005* %

Personal
Canada	227	190	22	10	90.3	94.6
Europe	116	119	9	5	91.8	96.0
Latin America	82	51	(1)	1	100.8	97.2
Asia & Middle East	14	19	2	3	83.9	84.4

Total Personal	439	379	32	19	92.6	95.0

Commercial
Canada	97	69	4	5	91.7	91.9
Europe	78	81	—	—	101.1	101.3
Latin America	77	57	3	4	98.2	92.4
Asia & Middle East	43	43	8	4	78.5	85.0

Total Commercial	295	250	15	13	94.4	94.1

Total
Canada	324	259	26	15	91.3	94.3
Europe	194	200	9	5	95.6	98.1
Latin America	159	108	2	5	99.5	94.5
Asia & Middle East	57	62	10	7	79.9	84.3

Total International	734	629	47	32	93.4	94.8

	Underwriting Result		Investment Result		Insurance Result

	2006 £m	2005* £m	2006 £m	2005* £m	2006 £m	2005* £m

Personal	32	19	34	33	66	52
Commercial	15	13	38	36	53	49

Total International	47	32	72	69	119	101

Canada	26	15	45	39	71	54
Europe	9	5	22	22	31	27
Latin America	2	5	2	3	4	8
Asia & Middle East	10	7	3	5	13	12

Total International	47	32	72	69	119	101

*	The 2005 comparatives for Asia & Middle East and International include £8m of net written premiums and a £2m underwriting result from our Japanese business which was sold in first quarter 2005.

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SCANDINAVIA INSURANCE OPERATIONS

SIX MONTHS TO 30 JUNE

	Net Written Premiums		Underwriting Result		Operating Ratio

	2006 £m	2005 £m	2006 £m	2005 £m	2006%	2005%

Personal
Denmark	130	128	17	3	79.4	93.1
Sweden	239	224	(13)	(1)	104.8	99.5
Other	34	28	—	—	95.5	93.1

Total Personal	403	380	4	2	97.3	97.6

Commercial
Denmark	208	205	9	13	89.4	86.4
Sweden	178	186	28	21	74.0	80.1
Other	28	19	(2)	(2)	102.7	108.3

Total Commercial	414	410	35	32	83.5	84.4

Total
Denmark	338	333	26	16	85.2	89.0
Sweden	417	410	15	20	93.2	91.8
Other	62	47	(2)	(2)	98.8	99.6

Total Scandinavia	817	790	39	34	90.8	91.3

	Underwriting Result		Investment Result		Insurance Result

	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m

Personal	4	2	32	33	36	35
Commercial	35	32	27	25	62	57

Total Scandinavia	39	34	59	58	98	92

Denmark	26	16	23	21	49	37
Sweden	15	20	33	35	48	55
Other	(2)	(2)	3	2	1	—

Total Scandinavia	39	34	59	58	98	92

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ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES

Introduction

One of the purposes of insurance is to enable policyholders to protect themselves against uncertain future events. Insurance companies accept the transfer of uncertainty from policyholders and seek to add value through the aggregation and management of these risks.

The uncertainty inherent in insurance is inevitably reflected in the financial statements of insurance companies. The uncertainty in the financial statements principally arises in respect of the insurance liabilities of the company.

The insurance liabilities of an insurance company include the provision for unearned premiums and unexpired risks and the provision for outstanding claims. Unearned premiums and unexpired risks represent the amount of income set aside by the company to cover the cost of claims that may arise during the unexpired period of risk of insurance policies in force at the balance sheet date. Outstanding claims represents the company’s estimate of the cost of settlement of claims that have occurred by the balance sheet date but have not yet been finally settled.

In addition to the inherent uncertainty of having to make provision for future events, there is also considerable uncertainty as regards the eventual outcome of the claims that have occurred by the balance sheet date but remain unsettled. This includes claims that may have occurred but have not yet been notified to the company and those that are not yet apparent to the insured.

As a consequence of this uncertainty, the insurance company needs to apply sophisticated estimation techniques to determine the appropriate provisions.

Estimation techniques

Claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, legislative changes, judicial decisions and economic conditions.

Where possible the Group adopts multiple techniques to estimate the required level of provisions. This assists in giving greater understanding of the trends inherent in the data being projected. The Group’s estimates of losses and loss expenses are reached after a review of several commonly accepted actuarial projection methodologies and a number of different bases to determine these provisions. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year;
•	estimates based upon a projection of claims numbers and average cost;
•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and
•	expected loss ratios.

In addition, the Group uses other methods such as the Bornhuetter-Ferguson method, which combines features of the above methods. The Group also uses bespoke methods for specialist classes of business. In selecting its best estimate, the Group considers the appropriateness of the methods and bases to the individual circumstances of the provision class and underwriting year. The process is designed to select the most appropriate best estimate.

Large claims impacting each relevant business class are generally assessed separately, being measured either at the face value of the loss adjusters’ estimates or projected separately in order to allow for the future development of large claims.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The claims provisions are subject to close scrutiny both within the Group’s business units and at Group Corporate Centre. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, regular and ad hoc detailed reviews are undertaken by advisers who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. As an example, the Group’s exposure to asbestos and environmental pollution is examined on this basis. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

It should be emphasised that the estimation techniques for the determination of insurance liabilities involve obtaining corroborative evidence from as wide a range of sources as possible and combining these to form the overall estimate. This technique means that the estimate is inevitably deterministic rather than stochastic. A stochastic valuation approach, whereby a range of possible outcomes is estimated and probabilities assigned thereto, is only possible in a limited number of situations.

The pension assets and pension and post retirement liabilities are calculated in accordance with International Accounting Standard 19 (IAS 19). The assets, liabilities and income statement charge, calculated in accordance with IAS 19, are sensitive to the assumptions made, including inflation, interest rate, investment return and mortality. IAS 19 compares, at a given date, the current market value of a pensions fund’s assets with its long term liabilities, which are calculated

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using a discount rate in line with yields on ‘AA’ rated bonds of suitable duration and currency. As such, the financial position of a pension fund on this basis is highly sensitive to changes in bond rates and equity markets.

Uncertainties and contingencies

The uncertainty arising under insurance contracts may be characterised under a number of specific headings, such as:

•	uncertainty as to whether an event has occurred which would give rise to a policyholder suffering an insured loss;
•	uncertainty as to the extent of policy coverage and limits applicable;
•	uncertainty as to the amount of insured loss suffered by a policyholder as a result of the event occurring; and
•	uncertainty over the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks and the cost of a claim will be determined by the actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the Group. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, inconsistent judicial interpretations and court judgments that broaden policy coverage beyond the intent of the original insurance, legislative changes and claims handling procedures.

The establishment of insurance liabilities is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates, particularly for the Group’s long tail lines of business. The Group seeks to provide appropriate levels of claims provision and provision for unexpired risks taking the known facts and experience into account.

The Group has exposures to risks in each class of business within each operating segment that may develop and that could have a material impact upon the Group’s financial position. The geographical and insurance risk diversity within the Group’s portfolio of issued insurance policies make it not possible to predict whether material development will occur and, if it does occur, the location and the timing of such an occurrence. The estimation of insurance liabilities involves the use of judgments and assumptions that are specific to the insurance risks within each territory and the particular type of insurance risk covered. The diversity of the insurance risks results in it not being possible to identify individual judgments and assumptions that are more likely than others to have a material impact on the future development of the insurance liabilities.

The sections below identify a number of specific risks relating to asbestos and environmental claims and to insurance risks remaining within the Group’s discontinuing US operations. There may be other classes of risk which could develop in the future and that could have a material impact on the Group’s financial position.

The Group evaluates the concentration of exposures to individual and cumulative insurance risk and establishes its reinsurance policy to reduce such exposure to levels acceptable to the Group.

Asbestos and environmental claims

The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that is generally greater than those encountered for other classes of insurance business. As a result it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims, particularly in periods when theories of law are in flux. Consequently, traditional techniques for estimating claims provisions cannot wholly be relied upon and the Group employs specialised techniques to determine provisions using the extensive knowledge of both internal asbestos and environmental pollution experts and external legal and professional advisors.

Factors contributing to this higher degree of uncertainty include:

•	plaintiffs’ expanding theories of liability, compounded by inconsistent court decisions and judicial interpretations;
•	a few large claims, accompanied by a very large number of small claims or claims made with no subsequent payment, often driven by intensive advertising by lawyers seeking claimants;
•	the tendency for speculative, inflated and/or unsupported claims to be made to insurers, with the aim of securing a settlement on advantageous terms;
•

the long delay in reporting claims and exposures, since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later (for example, cases of mesothelioma can have a latent period of up to 40 years);

•	inadequate development patterns;
•	difficult issues of allocation of responsibility among potentially responsible parties and insurers;
•	complex technical issues that may give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds;
•	the tendency for social trends and factors to influence jury verdicts; and
•	developments pertaining to the Group’s ability to recover reinsurance for claims of this nature.

Further information on specific developments in the US in relation to asbestos and environmental claims is discussed below.

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Representations and warranties

In the course of disposal of businesses the Group provides representations and warranties to counterparties in contracts in connection with various transactions and may also provide indemnifications that protect the counterparties to the contracts in the event that certain liabilities arise (covering such matters as tax, property, environmental issues, etc). While such representations, warranties and indemnities are essential components of many contractual relationships, they do not represent the underlying purpose for the transaction. These clauses are customary in such contracts and may from time to time lead to us receiving claims from counterparties.

Financial enhancement products

In the UK and US the Group has exposures to financial enhancement products, which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business; however, the nature of such contracts is normally that the Group is on risk for more than one year and therefore liabilities remain for an extended period. Further information on financial enhancement products in the US is discussed below.

Litigation, mediation and arbitration

The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration, and regulatory, governmental and other sectoral inquiries in the normal course of its business. The directors do not believe that any current mediation, arbitration, regulatory, governmental or sectoral inquiries and pending or threatened litigation or dispute, as outlined elsewhere in this note, will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending mediation, arbitration, regulatory, governmental or sectoral inquiries and threatened litigation or dispute will not materially affect the Group’s financial position or cash flows for any period. Further information on US litigation is discussed below.

Reinsurance

The Group is exposed to disputes on, and defects in, contracts with its reinsurers and the possibility of default by its reinsurers. The Group is also exposed to the credit risk assumed in fronting arrangements. In selecting the reinsurers with whom we do business our strategy is to seek reinsurers with the best combination of credit rating, price and capacity. We publish internally a list of authorised reinsurers who pass our selection process and which our operations may use for new transactions.

The Group monitors the financial strength of its reinsurers, including those to whom risks are no longer ceded. Allowance is made in the financial position for non recoverability due to reinsurer default by requiring operations to provide, in line with Group standards, having regard to companies on the Group’s ‘Watch List’. The ‘Watch List’ is the list of companies whom the directors believe will not be able to pay amounts due to the Group in full.

Changes in foreign exchange rates may impact our results

We publish our consolidated financial statements in pounds sterling. Therefore, fluctuations in exchange rates used to translate other currencies, particularly other European currencies and the US dollar, into pounds sterling will impact our reported consolidated financial condition, results of operations and cash flows from period to period. These fluctuations in exchange rates will also impact the pound sterling value of our investments and the return on our investments.

Income and expenses for each income statement item are translated at average exchange rates. Balance sheet assets and liabilities are translated at the closing exchange rates at the balance sheet date.

Investment risk

The Group is exposed to credit risk on its invested assets. Credit risk includes the non performance of contractual payment obligations on invested assets and adverse changes in the credit worthiness of invested assets including exposures to issuers or counterparties for bonds, equities, deposits and derivatives. Our insurance investment portfolios are concentrated in listed securities. We use derivative financial instruments to reduce our exposure to adverse fluctuations in interest rates, foreign exchange rates and equity markets. We have strict controls over the use of derivative instruments.

Rating agencies

The ability of the Group to write certain types of insurance business is dependent on the maintenance of the appropriate credit ratings from the rating agencies. The Group has the objective of maintaining single ‘A’ ratings. At the present time the ratings are ‘A-’ from S&P and ‘A-’ from AM Best. Any worsening in the ratings would have an adverse impact on the ability of the Group to write certain types of general insurance business.

Regulatory environment

The regulatory environment is subject to significant change in many of the jurisdictions in which we operate. We continue to monitor the developments and react accordingly. The directors are confident that the Group will continue to meet all future regulatory capital requirements.

In addition the Group is continuing to monitor and respond to consultation on the latest Solvency II proposals, which are intended, in the medium term, to achieve greater harmonisation of approach across European member states to assessing capital resources and requirements.

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US Operations

In addition to the disclosures above there are a number of specific risks and issues pertaining to our US Operations as follows:

Asbestos and environmental claims

In respect of asbestos and environmental claims the position in the US is particularly problematic, as plaintiffs have expanded their focus to defendants beyond the ‘traditional’ asbestos manufacturers and distributors. This has arisen as a consequence of the increase in the number of insureds seeking bankruptcy protection because of asbestos related litigation and the exhaustion of their policy limits. Plaintiffs, supported by lawyers remunerated on a contingent fee basis, are now seeking to draw in a wide cross section of defendants who previously only had peripheral or secondary involvement in asbestos litigation. This may include companies which have distributed or incorporated asbestos containing parts in their products or operated premises where asbestos was present. There are also increasing signs of attempts to reopen and reclassify into other insurance coverages previously settled claims, and the filing of claims under the non aggregate premises or operations section of general liability policies. There are also indications that plaintiffs may seek damages by asserting that insurers had a duty to protect the public from the dangers of asbestos.

Although the prospects of some form of asbestos reform, including a no fault Trust Fund, have substantially diminished, the risk remains of reform progressing in a way that does not ensure finality and allows claims to be brought by individuals who have failed to establish genuine medical criteria.

Against this background and in common with the industry generally, the Group in the US receives notifications and approaches from, and on behalf of, insureds who previously had peripheral or secondary involvement in asbestos litigation indicating that they may be seeking coverage under Group policies. Given the uncertainties outlined above as to the potential of loss suffered, the availability of coverage and the often long delay in reporting these issues it is difficult to predict the outcome of these notifications and approaches. The greatest difficulty is with estimating whether the Group has any liability as many of these are discharged at no cost to the Group or have been settled below the quantum sought, although there can be no certainty that this will always be the case. It is clear that there is unlikely to be any firm direction in case law or legislation which would allow for these issues to be resolved satisfactorily in the near term and no likelihood of the plaintiffs’ bar in the US easing its aggressive stance with litigation. Management, therefore, expect that these notifications and approaches will continue to be received for some time to come. One such approach received during 2004 from General Motors Corporation is now the subject of ongoing litigation.

Financial enhancement products

Within the financial enhancement portfolio of Financial Structures Limited, a subsidiary of the US Group, are a variety of financial enhancement product exposures including collateralised debt obligations (CDO), credit enhancement and residual value insurance contracts. These products are no longer written.

During February 2006 one of the remaining two contracts was terminated for a net pre tax gain of $4m. The fair value of the remaining contract at 30 June 2006 was a liability of $71m, compared with a liability of $75m at 31 December 2005.

Litigation

As discussed above, in the normal course of its business the Group is subject to litigation, mediation and arbitration, and regulatory and other sectoral inquiries, which in turn may give rise to threatened litigation or disputes. This is particularly so in respect of its US Operation where there are a number of ongoing litigations. The status of two major US litigations is as follows:

Student Finance Corporation

In early 2002, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post secondary trade schools, primarily truck driving schools. The original loan portfolio had a face value of approximately $501m. In mid July 2002, Royal Indemnity Company, a US subsidiary (‘Royal Indemnity’), filed lawsuits in Texas state court, seeking among other things rescission of these policies in response to a systematic pattern of alleged fraud, misrepresentation and cover up by various parties, which among other things concealed the default rate of the loans. Since Royal Indemnity’s lawsuits seek rescission of these policies, all the Group’s financial accounting entries associated with the transactions have been reversed. The ultimate outcome of the suits is uncertain.

The foregoing rescission actions gave rise to other related lawsuits filed in Delaware by MBIA Insurance Corporation (‘MBIA’) and various banks, seeking to enforce the Royal Indemnity credit risk insurance policies. Plaintiffs in the Delaware actions included Wells Fargo Bank Minnesota, NA (‘Wells Fargo’), in its capacity as trustee of a number of securitisations that were collateralised by student loans, and MBIA which insured the obligations issued through these securitisations. These actions were heard in US District Court, District of Delaware. Plaintiffs in the Delaware actions moved for summary judgement. The Court granted summary judgement to MBIA and Wells Fargo on 30 September 2003.

Royal Indemnity appealed each of these judgements. PNC Bank and Wilmington Trust agreed to discontinue their parts of the legal action following agreed settlements; only the MBIA / Wells Fargo judgement remains open. With respect to the MBIA / Wells Fargo judgement, on 3 October 2005, the Court of Appeals upheld the District Court’s ruling that Royal Indemnity had waived its right to rescind its policies based on Student Finance Corporation’s fraud and that the policies therefore remain in force. However, the Court of Appeals also concluded that Royal Indemnity raised a triable issue as to

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whether all of the losses claimed by MBIA / Wells Fargo are covered by those policies. As a result, the Court overturned the remainder of the summary judgement and returned the case to the District Court to determine whether all of the claims asserted against the Royal Indemnity policies fall within the scope of coverage provided by the policies. The case is now before the District Court and discovery is underway.

At 30 June 2006, the claims asserted by MBIA / Wells Fargo totalled $353.5m. To the extent that the District Court determines that claims fall outside the scope of the Royal Indemnity policies, they would be excluded from any judgement award. Interest on any judgement award would also vary, depending upon the amount of any award.

The ultimate outcome of these lawsuits is necessarily uncertain. Any loss on the loan portfolio will be reduced to the extent of reinsurance available to Royal Indemnity, recoveries from the original borrowers on the defaulted loans, and reserves, if any. Any losses may be further offset by recoveries from other third parties. To that end, Royal Indemnity is actively pursuing recovery actions against certain trucking school entities and professional advisers. However, there can be no assurance that the outcome of these lawsuits, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrower under the respective loan programmes and/or reserves, if any, among other factors, will be resolved in favour of Royal Indemnity.

Based on current knowledge of the circumstances, legal advice received and the range of other actions available to the Group to manage any insurance exposure, the directors believe that the resolution of the legal proceedings in respect of these credit risk insurance policies will not have a material adverse effect on the Group’s financial position.

World Trade Center

The estimated cost of the insurance losses associated with the terrorist action of 11 September 2001 is a gross loss in excess of £1bn, reduced to £280m net of reinsurance. This was an unprecedented event, which still has unresolved issues in respect of both the gross loss and consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of the claims, including business interruption losses. The final cost may be different from the current estimate due to the uncertainty associated with ongoing appeals and the valuation and allocation process which is currently underway in respect of the Twin Towers complex. Appraisal hearings are scheduled to continue through July 2007. Nevertheless, the directors believe their estimate of the gross and net loss is appropriate based on the information available to them and that there will be no material adverse effect on the Group’s financial position.

Restructuring Plans

Our US restructuring plans are complex and are subject to particular risks. Our US subsidiaries are subject to government regulation in their state of domicile and also in each of the jurisdictions in which they are licensed or authorised to do business. In the US, the conduct of insurance business is regulated at the state level and not by the federal government and our subsidiaries are subject to state supervision of their regulatory capital and surplus positions. At 30 June 2006 our consolidated US regulatory capital and surplus capital position was 2.3 times the NAIC ratio.

Our objective is to reduce or eliminate the Group’s exposures in relation to our US business and we continue to review all options.

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Statutory Information

Summary consolidated income statement – statutory basis	22

Summary consolidated balance sheet – statutory basis	23

Summary statement of recognised income and expense	24

Summary cashflow statement	24

Explanatory notes to the summary consolidated financial statements	25

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SUMMARY CONSOLIDATED INCOME STATEMENT

STATUTORY BASIS

	6 Months 2006	6 Months 2005	12 Months 2005
			(audited)
	£m	£m	£m

Net written premiums	2,832	2,866	5,400
Income
Net earned premiums	2,636	2,712	5,382
Net investment return	367	361	806
Other operating income	60	52	111
Total income	3,063	3,125	6,299
Expenses
Net claims and benefits	(1,705)	(1,823)	(3,595)
Underwriting and policy acquisition costs	(852)	(877)	(1,738)
Profit on change of pension scheme design	—	—	180
Unwind of discount	(31)	(26)	(61)
Other operating expenses	(95)	(112)	(252)
Total expenses	(2,683)	(2,838)	(5,466)

Results of operating activities	380	287	833
Finance costs	(48)	(53)	(107)
(Loss)/profit on disposals	(4)	60	136
Net share of profit after tax of associates	1	2	3

Profit before tax	329	296	865
Income tax expense	(91)	(101)	(260)

Profit after tax	238	195	605

Attributable to:
Equity holders of the Company	220	167	555
Minority interests	18	28	50

Profit after tax	238	195	605

Earnings per share attributable to the ordinary shareholders of the Company during the period:

Basic	7.4p	5.6p	18.9p
Diluted	7.3p	5.6p	18.7p

There are no discontinued operations in either the current period or the prior year.

The attached notes are an integral part of these summary consolidated financial statements. For dividend information refer to Note 5.

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SUMMARY CONSOLIDATED BALANCE SHEET

STATUTORY BASIS

	30 June 2006	30 June 2005	31 December 2005 (audited)
	£m	£m	£m

Assets
Goodwill and other intangible assets	479	364	450
Property and equipment	383	395	410
Investment property	451	420	435
Investment in associated undertakings	27	28	29
Financial assets
Equity securities	1,568	1,552	1,683
Debt and fixed income securities	10,995	11,209	11,609
Other	239	401	241
Total financial assets	12,802	13,162	13,533
Reinsurers’ share of insurance contract liabilities	3,617	4,371	4,406
Insurance and reinsurance debtors	2,513	2,638	2,547
Deferred acquisition costs	465	464	465
Other debtors and other assets	980	861	669
Cash and cash equivalents	1,564	1,558	1,617

	23,281	24,261	24,561
Non current assets held for sale	—	322	36

Total assets	23,281	24,583	24,597

Equity, reserves and liabilities
Equity and reserves
Shareholders’ funds	2,920	2,418	2,743
Perpetual notes	—	444	—
Minority interests	379	376	391

Total equity and reserves	3,299	3,238	3,134

Liabilities
Loan capital	1,127	609	1,071
Insurance contract liabilities	16,259	17,012	17,204
Insurance and reinsurance liabilities	439	534	475
Borrowings	6	296	251
Provisions and other liabilities	2,151	2,742	2,462

	19,982	21,193	21,463
Liabilities of operations held for sale	—	152	—

Total liabilities	19,982	21,345	21,463

Total equity, reserves and liabilities	23,281	24,583	24,597

These summary consolidated interim financial statements have been approved for issue by the Board of Directors on 9 August 2006.

The attached notes are an integral part of these summary consolidated financial statements.

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SUMMARY STATEMENT OF RECOGNISED INCOME AND EXPENSE

	6 Months 2006	6 Months 2005	12 Months 2005 (audited)
	£m	£m	£m

Profit after tax	238	195	605
Exchange (losses)/gains	(37)	2	62
Fair value (losses)/gains net of tax	(130)	68	(35)
Pension fund actuarial gains/(losses) net of tax	163	(69)	(53)
Net (losses)/gains not recognised in income statement	(4)	1	(26)

Total recognised income for the period	234	196	579

SUMMARY CASHFLOW STATEMENT

	6 Months 2006	6 Months 2005	12 Months 2005 (audited)
	£m	£m	£m

Net cashflows from operating activities	(38)	(97)	31
Net cashflows from investing activities	266	(61)	(130)
Net cashflows from financing activities	(251)	(129)	(225)

Net decrease in cash and cash equivalents	(23)	(287)	(324)
Cash and cash equivalents at the beginning of the period	1,612	1,864	1,864
Effect of exchange rate changes on cash and cash equivalents	(29)	26	72

Cash and cash equivalents at the end of the period	1,560	1,603	1,612

	30 June 2006	30 June 2005	12 Months 2005 (audited)
	£m	£m	£m

Cash and cash equivalents per cashflow statement	1,560	1,603	1,612
Add: bank overdrafts	4	8	5
Less: discontinued operations	—	(53)	—

Cash and cash equivalents per balance sheet	1,564	1,558	1,617

The attached notes are an integral part of these summary consolidated financial statements.

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EXPLANATORY NOTES TO THE SUMMARY CONSOLIDATED FINANCIAL STATEMENTS

1.	Changes in Significant Accounting Policies

The interim results and the summary financial information have been prepared in accordance with the Listing Rules issued by the Financial Services Authority. There have been no significant changes in accounting policy in the six months to 30 June 2006. A full list of accounting policies can be found in the 2005 statutory Group financial statements, see note 7 below. The Group has not adopted IAS 34 ‘Interim Financial Reporting’.

2.	Changes in Total Equity and Reserves for Six Months to 30 June

		2006 Minority Interest £m		2005
	Total		Total	Total
	Shareholders’		Equity and	Equity and
	Funds		Reserves	Reserves
	£m		£m	£m

Balance at 1 January	2,743	391	3,134	3,133
Total recognised income for the period	229	5	234	196
New share issue/(share buyback)	35	(7)	28	5
Share options	7	—	7	4
Ordinary dividend	(89)	(10)	(99)	(95)
Preference dividend	(5)	—	(5)	(5)

Balance at 30 June	2,920	379	3,299	3,238

3.	Earnings Per Share

The earnings per share is calculated by reference to the result attributable to the equity shareholders and the weighted average number of shares in issue during the period. On a basic and diluted basis this was 2,915,984,327 and 2,949,790,693 respectively (excluding those held in ESOP trusts). The number of shares in issue at 30 June 2006 was 2,937,226,549 (excluding those held in ESOP trusts).

4.	Taxation

Of the £91m (H1 2005: £101m) of income tax expense in the year, £42m (H1 2005: £50m) relates to UK corporation tax and £49m (H1 2005: £51m) to overseas taxation.

5.	Dividends

	30 June 2006		30 June 2005

	Per share	Total	Per share	Total
	p	£m	p	£m

Ordinary dividend
Final paid in respect of prior year	3.05	89	2.96	86
Interim proposed/paid in respect of current year	1.75	51	1.69	49

	4.80	140	4.65	135
Preference dividend		5		5

		145		140

6.	Non Current Assets and Liabilities of Operations Held for Sale

The non current assets and liabilities of operations held for sale at 30 June 2005 related to the Group’s holdings in Rothschilds Continuations Holdings AG, Nonstandard Auto and Syn Mun Kong Public Company, an associated undertaking in Thailand. Non current assets held for sale at 31 December 2005 related to property.

7.	Results for 2005

The results for the year ended 31 December 2005 and the balance sheet at that date, which have been included as comparatives in these summary consolidated interim financial statements, are not statutory accounts but have been abridged from the statutory accounts. The statutory Group financial statements of Royal & Sun Alliance Insurance Group plc for the year ended 31 December 2005 have been delivered to the Registrar of Companies. The independent auditors’ report on the Group financial statements for the year ended 31 December 2005 is unqualified and does not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

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